Exhibit (m)(2)

CLASS C SHARES DISTRIBUTION PLAN

PURSUANT TO RULE 12b-1

This DISTRIBUTION PLAN has been adopted pursuant to Rule 12b-1 under the Investment

Company Act of 1940, as amended (the “Investment Company Act”), by Mirae Asset Discovery Funds

(the “Trust”), a Delaware statutory trust, on behalf of each series of the Trust listed on Exhibit A (each such series, a “Fund” and collectively, the “Funds”). The Plan has been approved by a majority of the Trust’s Board of Trustees, including a majority of the trustees who are not interested persons of the Trust and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to the Plan (the “Independent Trustees”), cast in person at a meeting called for the purpose of voting on such Plan.

W I T N E S S E T H:

WHEREAS, the Trust intends to engage in business as an open-end investment company registered under the Investment Company Act; and

WHEREAS, the trustees of the Trust (referred to herein as the “Trustees”) are authorized to establish separate series relating to separate portfolios of securities, and the Trustees have established and designated multiple series of the Trust; and

WHEREAS, the Trust has selected the distributor named in the Trust’s registration statement on Form N-1A (the “Distributor”) to provide distribution-related services on behalf of and for the shares of each Fund (the “Shares”). The Distributor may provide such distribution-related services either directly or through third parties, including without limitation, brokers, dealers, retirement plans, financial consultants, mutual fund supermarkets and registered investment managers (including Mirae Asset Global Investments (USA) LLC and its affiliates) (“financial intermediaries”); and

WHEREAS, each Fund desires to adopt this Class C Shares Distribution Plan (the “Plan”) pursuant to Rule 12b-1 under the Investment Company Act pursuant to which each Fund will pay a shareholder servicing fee and a distribution fee to the Distributor with respect to the Fund’s Class C Shares; and

WHEREAS, the Trustees of the Trust have determined that there is a reasonable likelihood that the Plan will benefit each Fund and its Class C Shares shareholders.

NOW, THEREFORE, the Trust hereby adopts the Plan in accordance with Rule 12b-1 under the

Investment Company Act on the following terms and conditions.

1.

Each Fund shall pay the Distributor, with respect to the Class C Shares of such Fund, a shareholder servicing fee under the Plan at the end of each month at the annual percentage rate of average daily net assets of such Fund sold through the Distributor specified in Exhibit A, to compensate the Distributor for providing, or arranging for the provision of, shareholder servicing activities with respect to Class C Shares shareholders of the Fund. Expenditures under the Plan may consist of, without limitation, payments to financial intermediaries for maintaining accounts in connection with Class C Shares and payment of expenses incurred in connection with such shareholder servicing activities including, without limitation, the costs of making services available to shareholders including, without limitation, assistance in connection with inquiries related to shareholder accounts.

2.

Each Fund shall pay the Distributor, with respect to Class C Shares of such Fund, a distribution fee under the Plan at the annual percentage rate of average daily net assets of such Fund sold through the Distributor specified in Exhibit A.  The distribution fees described in this paragraph 2 shall be calculated and accrued daily, and shall be payable to the Distributor at such times and intervals as the Trustees shall determine; provided, however, that any such distribution fees that are accrued but are not payable to the Distributor shall remain an asset of the Class A Shares.  Such distribution fees shall be to compensate the Distributor for providing, or arranging for the provision of, sales and promotional activities and services. Such activities and services will relate to the sale, promotion and marketing of the Class C Shares of each Fund. Such expenditures may consist of, without limitation, sales commissions to financial intermediaries for selling Class C Shares, compensation, sales incentives and payments to sales and marketing personnel, and the payment of expenses incurred in its sales and promotional activities, including, without limitation, advertising expenditures related to the Fund and the costs of preparing and distributing promotional materials. Payment of the distribution fee described in this Paragraph 2 shall be subject to any limitations set forth in any applicable regulation of the Financial Industry Regulatory Authority, Inc.

3.

The Distributor shall provide each Fund for review by the Board of Trustees, and the Trustees shall review at least quarterly, a written report complying with the requirements of Rule 12b-1 regarding the disbursement of the shareholder servicing fee and distribution fee during such period.

4.

This Plan shall not take effect with respect to a Fund until it has been approved by votes of a majority of both (a) the Trustees of the Trust and (b) those Trustees of the Trust who are not “interested persons” of the Trust, as defined in the Investment Company Act, and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it (the “Rule 12b-1 Trustees”), cast in person at a meeting or meetings called for the purpose of voting on the Plan and such related agreements.

5.

The Plan shall continue in effect for so long as such continuance is specifically approved at least annually in the manner provided for approval of the Plan in paragraph 4.

6.

The Plan may be terminated at any time with respect to any Fund or vote of a majority of the Rule 12b-1 Trustees, or by vote of a majority of the outstanding Class C Shares voting securities of the applicable Fund.

7.

The Plan may not be amended to increase materially the rate of payments provided for in Paragraphs 1 or 2 hereof with respect to any Fund unless such amendment is approved by at least a majority, as defined in the Investment Company Act, of the outstanding Class C Shares voting securities of the applicable Fund, and by the Trustees of the Trust in the manner provided for in Paragraph 4 hereof, and no material amendment to the Plan shall be made unless approved in the manner provided for approval and annual renewal in Paragraph 4 hereof.

8.

While the Plan is in effect with respect to any Fund, the selection and nomination of Trustees who are not interested persons, as defined in the Investment Company Act, of the Trust shall be committed to the discretion of the Trustees who are not interested persons.

9.

The Fund shall preserve copies of the Plan and any related agreements and all reports made pursuant to paragraph 3 hereof, for a period of not less than six years from the date of the Plan, or the date of such agreement or report, as the case may be, the first two years in an easily accessible place.

EXHIBIT A

Class C Shares Fees

Name of Fund	12b-1 Shareholder Servicing Fee	12b-1 Distribution Fee
Emerging Markets Fund	.25%	.75%
Asia Fund	.25%	.75%
Emerging Markets Great Consumer Fund	.25%	.75%
Asia Great Consumer Fund	.25%	.75%
Global Growth Fund	.25%	.75%
Global Dynamic Bond Fund	.25%	.75%
Global Great Consumer Fund	.25%	.75%

Dated: July 9, 2010

Amended as of: September 22, 2015